January 20, 2026

Brian Roney
Chief Executive Officer
Presurance Holdings, Inc.
3001 West Big Beaver Road, Suite 319
Troy, MI 48084

       Re: Presurance Holdings, Inc.
           Registration Statement on Form S-1
           File No. 333-292735
           Filed January 14, 2026
Dear Brian Roney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Donald J. Kunz